Exhibit (a)(1)(B)

MEMORANDUM TO ALL ELIGIBLE EMPLOYEES

From:	Shaw Hong, President and Chief Executive Officer

To:	All Eligible Employees

Date:	November 18, 2009

I am pleased to announce that today, OmniVision launched a voluntary, one-time stock option exchange program to allow eligible employees the opportunity to exchange certain stock options for restricted stock units (the “offer”). This offer currently is scheduled to expire on Wednesday, December 16, 2009, at 9:00 p.m., Pacific Time, and new restricted stock units are scheduled to be granted on the same U.S. calendar day (but following the expiration of the offer).

Participation in the offer is voluntary and you may take advantage of the offer to exchange your options for restricted stock units if your options meet the following conditions:

(i)            The option was granted prior to November 1, 2008 with an exercise price per share equal to or greater than $23.01.

(ii)           The option remains outstanding and unexercised on the expiration date of the offer, scheduled to be December 16, 2009.

In addition, for your options to be exchanged for new restricted stock units, you must be employed by OmniVision (or a subsidiary of OmniVision) throughout the exchange period in order to participate in the option exchange.

We have set up a website dedicated to the offer at https://omnivision.equitybenefits.com.  The offer website contains detailed information regarding the offer, your eligible options, and an on-line election process.  If you choose to participate in the offer, we must receive your election on or before 9:00 p.m., Pacific Time, on December 16, 2009, unless the offer is extended.  The specifics of the offer are detailed in the Offer to Exchange Certain Stock Options for Restricted Stock Units (the “Offer to Exchange”) filed with the SEC and the related exhibits, which are available on the offer website.  We encourage you to read the Offer to Exchange and the related documents carefully.

If you cannot access the offer website, you can obtain copies of the offer documents and a paper Election Form by contacting Stock Administration by phone at (408) 653-3100 or by e-mail at stockadmin@ovt.com.

If you have questions or would like additional copies of the offer documents, please contact Stock Administration at (408) 653-3100 or by e-mail at stockadmin@ovt.com.

Thank you,

Shaw Hong

President and Chief Executive Officer

KEY DATES TO REMEMBER

•      The commencement date of the offer is November 18, 2009.

•      The offer is scheduled to expire at 9:00 p.m., Pacific Time, on December 16, 2009.

•      The eligible options that have been exchanged will be cancelled on the offer’s expiration date.

•      The new restricted stock units will be granted on the same date as the expiration of the offer.